Exhibit 99.1

eHi Car Services Announces Third Quarter 2014 Results

SHANGHAI, China, December 11, 2014 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced its unaudited financial results for the third fiscal quarter ended September 30, 2014. In November 2014, eHi completed its initial public offering of 10,000,000 American depositary shares (“ADSs”), each representing two Class A common shares of the Company, on the New York Stock Exchange along with private placements concurrent with the offering.

Third Quarter 2014 Financial and Operating Highlights

•     Net revenues increased 48.4% year over year, from RMB148.3 million to RMB220.1 million (US$35.9 million[1])

	Three months ended Sep. 30		Year-Over-Year
(RMB ‘000)	2013	2014	Comparison
Car rentals	98,491	155,512	57.9%
Car services	49,849	64,603	29.6%
Total Net Revenues	148,340	220,115	48.4%

•     Non-GAAP adjusted EBITDA[2] was up 291.4% year over year, from RMB19.5 million to RMB76.4 million (US$12.4 million)

•     Non-GAAP adjusted EBITDA margin was up 163.8% year over year, from 13.2% to 34.7%

•     Net loss decreased by 30.3% year over year, from RMB38.7 million down to RMB26.9 million (US$4.4 million)

•     Total period-end fleet size[3] as of the end of the third quarter increased by 59.9% year over year, from 11,359 to 18,159 vehicles

•     Average available fleet size[4] increased by 60.3% year over year, from 10,241 to 16,419 vehicles

•     Fleet utilization rate[5] for car rentals was 70.3% with total fleet RevPAC[6] of RMB146

[1] The Company’s business is conducted in China and substantially all of its revenues are denominated in RMB. However, this earnings announcement contains translations of RMB amounts into U.S. dollars at a rate of USD1.00 equal to RMB6.138 solely for the convenience of the reader.

[2] Non-GAAP adjusted EBITDA is defined as net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes. For more information, refer to
“About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3] “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period to which the Company holds legal title, including vehicles that the Company has written off in accordance with its accounting policy and vehicles that are currently missing but have not been written off.

[4] “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that which it may consider to dispose when appropriate opportunities arise.

[5] “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

[6] “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

Mr. Ray Zhang, eHi’s chief executive officer, said, “This is an exciting time for eHi as we turn from our successful listing on the New York Stock Exchange last month and look to implement our overall growth strategy, while working closely with our strategic partners, Enterprise and Ctrip. We believe our business model provides us with ideal flexibility and scalability to capture the emerging car rentals and car services market opportunities in China, which are driven by evolving demands from both consumer and corporate users.”

Mr. Colin Sung, the Company’s chief financial officer, said, “Our third quarter results reflect the rapid overall growth we have managed for the past 11 quarters and are in line with our revenue projections as we expand our operations and seek to maintain our industry-leading operating efficiency and fleet utilization rate. Our revenue increases this quarter were driven by our fleet expansion and broader geographic coverage. Furthermore, we narrowed our net loss on a year-over-year basis.”

Third Quarter Results

Net revenues for the third quarter of 2014 were RMB220.1 million (US$35.9 million), up 48.4% year over year, which was primarily attributable to increases in net revenues from both car rentals and car services.

Revenues from car rentals for the third quarter of 2014 were RMB155.5 million (US$25.3 million), up 57.9% year over year, primarily driven by an increase in the Company’s average available fleet size.

Revenues from car services for the third quarter of 2014 were RMB64.6 million (US$10.5 million), up 29.6% year over year, primarily driven by increased demand from the Company’s new and existing corporate customers.

Vehicle operating expenses for the third quarter of 2014 were RMB183.0 million (US$29.8 million), up 29.6% year over year, primarily due to increases in labor, insurance and depreciation expenses.

Selling, general and administrative expenses for the third quarter of 2014 were RMB42.3 million (US$6.9 million), up 3.0% year over year, primarily due to certain employee related costs.

Loss from operations for the third quarter of 2014 was RMB5.0 million (US$0.8 million), compared to loss from operations of RMB32.8 million (US$5.3 million) in the third quarter of 2013.

Net loss for the third quarter of 2014 was RMB26.9 million (US$4.4 million), compared to net loss of RMB38.7 million (US$6.3 million) for the third quarter of 2013.

Non-GAAP adjusted EBITDA for the third quarter of 2014 was RMB76.4 million (US$12.4 million), up 291.4% year over year, mainly due to the economic scaling with increasing fleet size. Non-GAAP adjusted EBITDA margin for the third quarter of 2014 was 34.7%, compared to 13.2% for the third quarter of 2013.

First Nine Months 2014 Results

Net revenues for the first nine months of 2014 were RMB604.7 million (US$98.5 million), up 47.8% compared to the first nine months of 2013, primarily due to the Company’s increased fleet size, geographic expansion, and increased demand from new and existing corporate customers.

Revenues from car rentals for the first nine months of 2014 were RMB423.1 million (US$68.9 million), up 54.6% compared to the first nine months of 2013, driven by increases in the Company’s average available fleet size.

Revenues from car services for the first nine months of 2014 were RMB181.6 million (US$29.6 million), up 34.1% compared to the first nine months of 2013, driven by increased demand from new and existing corporate customers.

Vehicle operating expenses for the first nine months of 2014 were RMB499.0 million (US$81.3 million), up 31.6% compared to the first nine months of 2013, primarily due to labor, insurance and depreciation expenses.

The Company disposed of 1,019 used vehicles during the nine months ended September 30, 2014 through various sales channels and recorded a gain of RMB0.6 million. The gain was recognized as an adjustment to the vehicle related depreciation expense as part of the Company’s vehicle operating expenses.

Selling, general and administrative expenses for the first nine months of 2014 were RMB114.3 million (US$18.6 million), down 0.9% compared to the first nine months of 2013, primarily as a result of the Company’s cost control and marketing efficiency.

Profit from operations for the first nine months of 2014 was RMB4.2 million (US$0.7 million), compared to loss from operations of RMB82.4 million (US$13.4 million) in the first nine months of 2013.

Net loss for the first nine months of 2014 was RMB47.6 million (US$7.8 million), compared to net loss of RMB123.7 million (US$20.2 million) for the first nine months of 2013.

Non-GAAP adjusted EBITDA for the first nine months of 2014 was RMB209.4 million (US$34.5 million), up 221.2% compared to the first nine months of 2013. Non-GAAP adjusted EBITDA margin for the first nine months of 2014 was 34.6%, compared to 15.9% for the first nine months of 2013.

As of September 30, 2014, the Company’s cash and cash equivalents balance was RMB207.4 million (US$33.8 million).

Outlook

The Company estimates that its fiscal year 2014 net revenues will be in the range of RMB840 million to RMB845 million, which would represent an increase of approximately 48.3% to 49.2% from RMB566.4 million in 2013. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call on December 11, 2014 at 8 am U.S. Eastern Time (9 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong:	852-301-84992
China:	8610-5357-3132

Participants should call in at least 5 minutes before the scheduled start and ask to be connected to the “eHi Car Services call”.

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until December 18, 2014:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10057081

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn/.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBITDA as a non-GAAP financial measure. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes. The Company’s management believes that adjusted EBITDA facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted EBITDA is that adjusted EBITDA excludes depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes that have been and will continue to be significant recurring expenses in Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; its ability to sustain our growth rates and manage our expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand our operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance our brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

eHi Car Services Limited
Tel: +86 (21) 6468-7000 ext. 8742
E-Mail: ir@ehic.com.cn

Mr. Nicholas Manganaro
Ogilvy Financial, Beijing
Tel: +86 (10) 8520-6139
E-mail: ehic@ogilvy.com

In the U.S.:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1 (616) 551-9714
E-mail: ehic@ogilvy.com

eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2013	September 30,2014	September 30,2014
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
ASSETS

Current assets:
Cash and cash equivalents	630,733,451	207,368,472	33,784,371
Restricted cash	30,247,232	112,477,473	18,324,776
Accounts receivable, net	63,907,848	98,735,626	16,085,961
Prepayments and other current assets	78,853,099	148,272,274	24,156,447
Total current assets	803,741,630	566,853,845	92,351,555

Cost method investment		153,812,500	25,059,058
Property and equipment, net	1,062,331,035	1,704,343,732	277,670,859
Intangible assets	29,977,317	35,645,633	5,807,369
Vehicle purchase deposits	119,172,859	64,111,075	10,444,945
Other non-current assets	11,199,026	29,701,599	4,838,970
Total assets	2,026,421,867	2,554,468,384	416,172,757

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	6,554,239	7,639,196	1,244,574
Accrued expenses and other current liabilities	105,142,801	88,249,634	14,377,588
Income tax payable	2,137,874	1,494,463	243,477
Short-term borrowings	219,640,421	428,356,750	69,787,675
Total current liabilities	333,475,335	525,740,043	85,653,314

Long-term borrowings	375,726,271	595,668,604	97,046,042
Other non-current liabilities	350,000	517,065	84,240
Total liabilities	709,551,606	1,121,925,712	182,783,596

Mezzanine equity
Class A convertible redeemable preferred shares	295,199,496	314,280,304	51,202,396
Series A convertible redeemable preferred shares	68,146,852	68,205,940	11,112,079
Series B convertible redeemable preferred shares	327,058,282	329,986,695	53,761,273
Series C convertible redeemable preferred shares	575,422,644	638,892,332	104,088,031
Series D convertible redeemable preferred shares	377,488,481	420,763,008	68,550,506
Series E convertible redeemable preferred shares	630,205,581	865,258,179	140,967,445
Total Mezzanine equity	2,273,521,336	2,637,386,458	429,681,730

Shareholders’ deficits
Common shares	40,281	40,281	6,563
Accumulated other comprehensive income	6,582,044	6,722,492	1,095,225
Accumulated deficits	(963,273,400)	(1,211,606,559)	(197,394,356)
Total shareholders’ deficits	(956,651,075)	(1,204,843,786)	(196,292,569)

Total liabilities, mezzanine equity and shareholders’ deficit	2,026,421,867	2,554,468,384	416,172,757

eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2013	2014	2014	2013	2014
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	98,490,526	155,511,911	25,335,926	273,594,898	423,064,012
Car services	49,849,154	64,603,059	10,525,099	135,401,161	181,589,190
Total Net revenues	148,339,680	220,114,970	35,861,025	408,996,059	604,653,201
Vehicle operating expenses	(141,166,855)	(182,990,832)	(29,812,778)	(379,082,167)	(499,003,676)
Selling and marketing expenses	(12,646,910)	(8,104,945)	(1,320,454)	(30,787,275)	(24,131,658)
General and administrative expenses	(28,455,002)	(34,237,455)	(5,577,950)	(84,570,468)	(90,201,101)
Other operating income	1,138,398	193,721	31,561	3,032,572	12,875,416
Total operating expenses	(181,130,369)	(225,139,511)	(36,679,621)	(491,407,338)	(600,461,019)
Profit/(Loss) from operations	(32,790,689)	(5,024,541)	(818,596)	(82,411,279)	4,192,182
Interest income	22,771	201,453	32,821	224,126	3,032,809
Interest expense	(5,266,795)	(21,424,821)	(3,490,522)	(39,801,941)	(52,378,641)
Other income (expense), net	(334,390)	(146,664)	(23,894)	(715,004)	(542,471)
Loss before income taxes	(38,369,103)	(26,394,573)	(4,300,191)	(122,704,098)	(45,696,121)
Provision for income taxes	(303,173)	(545,068)	(88,802)	(998,096)	(1,929,369)
Net Loss	(38,672,276)	(26,939,641)	(4,388,993)	(123,702,194)	(47,625,490)
Accretion on Series A convertible redeemable preferred shares to redemption value	(237,282)	(19,702)	(3,210)	(3,967,080)	(59,088)
Accretion on Series B convertible redeemable preferred shares to redemption value	(11,442,228)	(979,249)	(159,539)	(33,049,432)	(2,928,413)
Accretion on Series C convertible redeemable preferred shares to redemption value	(18,880,588)	(21,899,343)	(3,567,830)	(54,448,508)	(63,469,688)
Accretion on Series D convertible redeemable preferred shares to redemption value	(17,877,142)	(14,949,715)	(2,435,600)	(51,036,723)	(43,274,527)
Accretion on Series E convertible redeemable preferred shares to redemption value	—	(29,774,326)	(4,850,819)	—	(81,056,418)
Accretion on Class A convertible redeemable preferred shares to redemption value	—	(6,493,511)	(1,057,920)	—	(19,080,808)
Net loss attributable to common shareholders	(87,109,516)	(101,055,487)	(16,463,911)	(266,203,937)	(257,494,432)
Net Loss	(38,672,276)	(26,939,641)	(4,388,993)	(123,702,194)	(47,625,490)
Changes in cumulative foreign currency translation adjustment, net of tax of nil	1,641,658	(598,704)	(97,541)	5,770,507	140,448

Comprehensive loss	(37,030,618)	(27,538,345)	(4,486,534)	(117,931,687)	(47,485,042)
Weighted average number of common shares used in computing net loss per share
Basic	6,096,842	6,096,842	6,096,842	6,096,842	6,096,842
Diluted	6,096,842	6,096,842	6,096,842	6,096,842	6,096,842
Net loss per share attributable to common shareholders
Basic	(14.29)	(16.58)	(2.70)	(43.66)	(42.23)
Diluted	(14.29)	(16.58)	(2.70)	(43.66)	(42.23)

eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2013	2014	2014	2013	2014
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Loss	(38,672,276)	(26,939,641)	(4,388,993)	(123,702,194)	(47,625,490)
Add (subtract):
Depreciation and amortization	51,012,443	74,668,223	12,164,911	143,418,851	196,615,912
Share-based compensation	1,632,136	6,899,965	1,124,139	4,914,977	9,161,273
Interest income	(22,771)	(201,453)	(32,821)	(224,126)	(3,032,809)
Interest expense	5,266,795	21,424,821	3,490,522	39,801,941	52,378,641
Provision for income taxes	303,173	545,068	88,802	998,096	1,929,369
Adjusted EBITDA	19,519,500	76,396,983	12,446,560	65,207,545	209,426,896